Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169533

COLE CREDIT PROPERTY TRUST IV, INC.
SUPPLEMENT NO. 23 DATED FEBRUARY 3, 2014
TO THE PROSPECTUS DATED MAY 1, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated May 1, 2013, Supplement No. 21 dated January 10, 2014, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 22 dated January 28, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust IV, Inc.; and
(2)	recent real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the Securities and Exchange Commission on January 26, 2012. We are offering up to 290,000,000 shares in a primary offering and up to approximately 7,894,736 shares pursuant to our distribution reinvestment plan. During the month of January 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 30.5 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $303.8 million, consisting of approximately 29.8 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $297.8 million, and approximately 636,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $6.0 million. As of January 31, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 241.6 million shares of our common stock in our offering, resulting in gross proceeds to us of approximately $2,410.0 million, consisting of approximately 238.1 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $2,376.3 million, and approximately 3.5 million shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $33.7 million.
We previously disclosed that our board of directors has approved closing the primary portion of our offering on February 28, 2014, unless all shares being offered have been sold prior to that date, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 28, 2014, our board of directors may extend the primary offering as permitted under applicable law. Subject to availability of shares, our general policy is to accept subscription agreements for our primary offering if they are signed and dated by the investor on or before February 28, 2014 and are received in good order and fully funded no later than the close of business on April 30, 2014.
We intend to continue to sell shares of our common stock in this offering pursuant to our distribution reinvestment plan following the termination of our primary offering.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 11 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus.
As of January 27, 2014, we, through separate wholly-owned limited liability companies, limited partnerships and joint venture arrangements of ours and our operating partnership, owned 344 properties, including one property owned through a joint venture arrangement. These properties are located in 39 states and consist of approximately 11.4 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from available borrowings. We acquired eight properties between December 28, 2013 and January 27, 2014 for an aggregate purchase price of $78.5 million, consisting of approximately 548,000 gross rentable square feet. In connection with the purchases of these properties, we paid an affiliate of our advisor aggregate acquisition fees of approximately $1.6 million.

CCPT 4-SUP-23B